FOR IMMEDIATE RELEASE                     Monday July 24, 1995

     GREENVILLE, SC -- July 24, 1995 -- Gannett Co., Inc. and Multimedia,
 Inc. have entered into a merger agreement by which Gannett will acquire Multimedia, according to an announcement made today by John J. Curley, Chairman, President and CEO of Gannett, and Donald D. Sbarra, Chairman and CEO of Multimedia.
     The boards of directors of both companies unanimously approved the merger yesterday. Closing is expected to occur as soon as Multimedia shareholder and regulatory approvals are obtained.
     Under the agreement, Gannett will pay Multimedia shareholders $45.25 for each of the 37,865,078 shares outstanding, for a total price in excess of $1.7 billion. Gannett will also assume or retire Multimedia's existing debt. The purchase price will be adjusted if Multimedia's debt at December 31, 1995 exceeds a specified level.
     Already the nation's largest newspaper publisher, the transaction will mean that Gannett's television stations will reach more than 14 percent of U.S. television homes.
     Gannett is also gaining daily newspapers, including three in the booming Sunbelt markets of Asheville, N.C., Greenville, S.C., and
 Montgomery, Ala. Daily circulation of Gannett newspapers will surpass 6.4 million when the transaction is completed. Further, the purchase marks Gannett's entry into cable.
     Multimedia, Inc. is a diversified media company, headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, operates five network-affiliated television stations in Cleveland, St.
 Louis, Cincinnati, Knoxville, and Macon, Ga., and two radio stations, also in Macon. Its cable television franchises serve more than 450,000 subscribers in five states.
     In addition, Multimedia Security Service monitors more than 76,000 security alarm subscribers, while Multimedia Entertainment produces first-run syndicated television programming, including Donahue, Sally Jessy Raphael, Jerry Springer, and Rush Limbaugh.
                             (MORE)

     Gannett is a nationwide news and information company that publishes
 82 daily newspapers, including USA TODAY, and USA WEEKEND, a newspaper magazine. Gannett also operates 10 television stations, 11 radio stations and the largest outdoor advertising company in North America.
     Sbarra said, "We are delighted that Multimedia will become part of Gannett, one of the USA's premier media companies. We look forward to the continued success of our operations under Gannett's leadership. This is an excellent result for our shareholders, employees and the communities we serve."
     Curley said, "We are extremely pleased to be the successful bidder for Multimedia. The quality of Multimedia's management and employees and its well-located assets will enhance Gannett's position as a leading news and information provider."
     In 1994, Multimedia reported operating revenues of $630.5 million and operating income of $189.4 million. Gannett's operating revenues totaled $3.8 billion, while operating income was $812.8 million.
                              ###

                                       Contact:  Robert E. Hamby, Jr.
                                                 Senior Vice President
                                                 Finance and Administration,
                                                 Chief Financial Officer
                                                 (803) 298-4245